UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                        COLLAGENEX PHARMACEUTICALS, INC.
                        --------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    19419B100
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19419B100             Schedule 13G                       Page  2 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseus-Soros BioPharmaceutical Fund, LP
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               689,367 (1)
                                                                -------------
Beneficially            (6)     Shared Voting Power             0
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          689,367 (1)
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        0
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  689,367 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        4.9%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------
------------------------
(1)    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page  3 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseus-Soros Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               689,367 (1)
                                                                -------------
Beneficially            (6)     Shared Voting Power             0
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          689,367 (1)
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        0
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  689,367 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        4.9%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------
------------------------
(1)    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page  4 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseus BioTech Fund Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             689,367 (1)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        689,367 (1)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  689,367 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        4.9%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------
------------------------
(1)    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page  5 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       SFM Participation, L.P.
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             689,367 (1)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        689,367 (1)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  689,367 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        4.9%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------
------------------------
(1)    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page  6 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       SFM AH LLC
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             689,367 (1)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        689,367 (1)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  689,367 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        4.9%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------
------------------------
(1)    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page  7 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseus EC, L.L.C.
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             689,367 (1)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        689,367 (1)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  689,367 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        4.9%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------
------------------------
(1)    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page  8 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Perseuspur, LLC
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             689,367 (1)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        689,367 (1)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  689,367 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        4.9%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------
------------------------
(1)    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page  9 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Frank H. Pearl
         S.S. or I.R.S. Identifica-     (in the capacity described herein)
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             827,947 (1)(2)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        827,947 (1)(2)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  827,947 (1)(2)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.9%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------
------------------------
(1)    Includes warrants to purchase 266,668 shares of Common Stock.
(2)    See Item 4(a) herein.

CUSIP NO. 19419B100             Schedule 13G                       Page 10 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       Soros Fund Management LLC
         S.S. or I.R.S. Identifica-
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             689,367 (1)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        689,367 (1)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  689,367 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        4.9%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO; IA

--------------------------------------------------------------------------------
------------------------
(1)    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page 11 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       George Soros
         S.S. or I.R.S. Identifica-     (in the capacity described herein)
         tion No.of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box      (a)     [_]
         if a Member of a Group         (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization   United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
                                                                -------------
Beneficially            (6)     Shared Voting Power             689,367 (1)
                                                                -------------
Owned by Each           (7)     Sole Dispositive Power          0
                                                                -------------
Reporting Person        (8)     Shared Dispositive Power        689,367 (1)
                                                                -------------
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  689,367 (1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                [X]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        4.9%
                                                                -------------

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IA

--------------------------------------------------------------------------------
------------------------
(1)    Includes warrants to purchase 266,668 shares of Common Stock.

CUSIP NO. 19419B100             Schedule 13G                       Page 12 of 24


Item 1.  (a)      NAME OF ISSUER

                  CollaGenex Pharmaceuticals, Inc. (the "Company")

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  41 University Drive
                  Newtown, PA 18940


Item 2.  (a)      NAMES OF PERSONS FILING

                  (i) Perseus-Soros BioPharmaceutical Fund, L.P., a Delaware limited partnership ("PSBF");

                  (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("PSP GP" and general partner of PSBF);

                  (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("PBFP Partners" and a managing member of PSP GP);

                  (iv) SFM Participation, L.P., a Delaware limited partnership ("SFM Participation" and a managing member of PSP GP);

                  (v) SFM AH LLC, a Delaware limited liability company ("SFM AH" and general partner of SFM Participation);

                  (vi) Perseus EC, LLC, a Delaware limited liability company ("Perseus EC" and managing member of PBFP Partners);

                  (vii) Perseuspur, LLC, a Delaware limited liability company ("Perseuspur" and member of Perseus EC);

                  (viii) Mr. Frank H. Pearl ("Mr. Pearl" and sole member of Perseuspur);

                  (ix) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC" and the sole managing member of SFM AH; and

                  (x)      Mr. George Soros ("Mr. Soros" and Chairman of SFM
                           LLC).

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  The address of the principal business offices of (i) PSBF and
         (ii) PSP, GP is 888 Seventh Avenue, 29th Floor, New York, NY 10106.

                  The address of the principal business offices of (i) PBFP Partners, (ii) Perseus EC, (iii) Perseuspur and (iv) Mr. Pearl is 2099 Pennsylvania Ave., N.W., Suite 900, Washington, D.C. 20006.

                  The address of the principal business offices of (i) SFM Participation, (ii) SFM AH, (iii) SFM LLC and (iv) Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

CUSIP NO. 19419B100             Schedule 13G                       Page 13 of 24


         (c)      CITIZENSHIP

                  PSBF - a Delaware limited partnership
                  PSP GP - a Delaware limited liability company
                  PBFP Partners - a Delaware limited liability company SFM Participation - a Delaware limited partnership SFM AH - a Delaware limited liability company Perseus EC - a Delaware limited liability company Perseuspur - a Delaware limited liability company Mr. Pearl - United States
                  SFM LLC - a Delaware limited liability company
                  Mr. Soros - United States

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $.01 per share (the "Common Stock" or "Shares")

         (e)      CUSIP NUMBER

                       19419B100

                  Information contained herein concerning SFM Participation, SFM AH, Mr. Soros and SFM LLC has been provided by SFM LLC. PSBF, PSP GP, PBFP Partners, Perseus EC, Perseuspur and Mr. Pearl assume no responsibility for such information. Information contained herein concerning PBFP Partners, Perseus EC, Perseuspur and Mr. Pearl has been provided by each such Reporting Person. PSBF, PSP GP, SFM Participation, SFM AH, Mr. Soros and SFM LLC assume no responsibility for such information.

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.  OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:

                  Each of the Reporting Persons, other than Mr. Pearl, may be deemed to beneficially own an aggregate of 689,367 shares of Common Stock.

                  Mr. Pearl may be deemed to beneficially own an aggregate of 827,947 shares of Common Stock as a result of his voting and dispositive power over the 689,367 shares of Common Stock owned by PSBF and an additional 138,580 shares of Common Stock beneficially owned by New York Life BioVenture Partners LLC, a Delaware limited liability company ("New York Life"). New York Life may be deemed to be an affiliate of Mr. Pearl.

CUSIP NO. 19419B100             Schedule 13G                       Page 14 of 24


         (b)      PERCENTAGE OWNED:

                  Based on calculations made in accordance with Rule 13d-3(d), and there being 13,838,167 shares of Common Stock outstanding as of this date, each of the Reporting Persons, other than Mr. Pearl, may be deemed to beneficially own approximately 4.9% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                  Based on calculations made in accordance with Rule 13d-3(d), and there being 13,838,167 shares of Common Stock outstanding as of this date, Mr. Pearl may be deemed to beneficially own approximately 5.9% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i) Each of PSBF and PSP GP may be deemed to have sole power to direct the voting and disposition of the 689,367 shares of Common Stock beneficially owned by PSBF.

                  (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of the Reporting Persons, other than PSBF, PSP GP and Mr. Pearl, may be deemed to share the power to direct the voting and disposition of the 689,367 shares of Common Stock beneficially owned by PSBF. Mr. Pearl may be deemed to share the power to direct the voting and disposition of the 689,367 shares of Common Stock beneficially owned by PSBF and the 138,580 shares of Common Stock beneficially owned by New York Life.

                  PSBF, PSP GP, PBFP Partners, Perseus EC, Perseuspur, SFM Participation, SFM AH, Mr. Soros and SFM LLC disclaim beneficial ownership of the 138,580 shares of Common Stock beneficially owned by New York Life.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         As of the date of this filing, each of the Reporting Persons other than Mr. Pearl ceased to be the beneficial owners of more than 5% of the Issuer's outstanding Common Shares. Accordingly, this is the final amendment to the Schedule 13G and is an exit filing by each of the Reporting Persons other than Mr. Pearl.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The partners of PSBF have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of PSBF in accordance with their ownership interests in PSBF.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

CUSIP NO. 19419B100             Schedule 13G                       Page 15 of 24


Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

                  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 19419B100             Schedule 13G                       Page 16 of 24


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 17, 2004


                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, L.P.


                                By:     Perseus-Soros Partners, LLC
                                        General Partner


                                By:     SFM Participation, L.P.
                                        Managing Member


                                By:     SFM AH LLC
                                        General Partner


                                By:     Soros Fund Management LLC
                                        Managing Member


                                By:     /s/  Jodye M. Anzalotta
                                        ----------------------------------------
                                        Name:   Jodye M. Anzalotta
                                        Title:  Assistant General Counsel


                                PERSEUS-SOROS PARTNERS, LLC


                                By:     SFM Participation, L.P.
                                        Managing Member


                                By:     SFM AH LLC
                                        General Partner

CUSIP NO. 19419B100             Schedule 13G                       Page 17 of 24


                                By:     Soros Fund Management LLC
                                        Managing Member


                                By:     /s/  Jodye M. Anzalotta
                                        ----------------------------------------
                                        Name:   Jodye M. Anzalotta
                                        Title:  Assistant General Counsel


                                PERSEUS BIOTECH FUND PARTNERS, LLC


                                By:     Perseuspur EC, L.L.C.
                                        Managing Member


                                By:     Perseuspur, LLC
                                        Member


                                By:     /s/ Rodd Macklin
                                        ----------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


                                SFM PARTICIPATION, L.P.


                                By:     SFM AH LLC
                                        General Partner


                                By:     Soros Fund Management LLC
                                        Managing Member


                                By:     /s/  Jodye M. Anzalotta
                                        ----------------------------------------
                                        Name:   Jodye M. Anzalotta
                                        Title:  Assistant General Counsel

CUSIP NO. 19419B100             Schedule 13G                       Page 18 of 24


                                SFM AH LLC


                                By:     Soros Fund Management LLC
                                        Managing Member


                                By:     /s/  Jodye M. Anzalotta
                                        ----------------------------------------
                                        Name:   Jodye M. Anzalotta
                                        Title:  Assistant General Counsel


                                PERSEUS EC, L.L.C.


                                By:     Perseuspur, LLC
                                        Member

                                By:     /s/ Rodd Macklin
                                        ----------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


                                PERSEUSPUR, LLC


                                By:     /s/ Rodd Macklin
                                        ----------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


                                MR. FRANK H. PEARL


                                By:     /s/ Rodd Macklin
                                        ----------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Attorney-in-Fact (1)


                                MR. GEORGE SOROS


                                By:     /s/  Jodye M. Anzalotta
                                        ----------------------------------------
                                        Name:   Jodye M. Anzalotta
                                        Title:  Attorney-in-Fact (2)

CUSIP NO. 19419B100             Schedule 13G                       Page 19 of 24


                                SOROS FUND MANAGEMENT LLC


                                By:     /s/  Jodye M. Anzalotta
                                        ----------------------------------------
                                        Name:   Jodye M. Anzalotta
                                        Title:  Assistant General Counsel



(1) A Power of Attorney, dated April 9, 2003, appointing Rodd Macklin to act on behalf of Frank Pearl has been filed with the Securities and Exchange Commission.

(2)    A Power of Attorney, dated October 30, 2002, appointing each of Armando
       T. Belly, Jodye Anzalotta, John F. Brown, Maryann Canfield, Richard D. Holahan, Jr. and Robert Soros to act on behalf of George Soros has been filed with the Securities Exchange Commission.

CUSIP NO. 19419B100             Schedule 13G                       Page 20 of 24


                                  EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.